Dykema Gossett PLLC Franklin Square, Third Floor West 1300 I Street N.W. Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
February 17, 2010
Via EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	John Hancock Trust Registration Statement on Form N-14 (File # 333-164377)
Dear Ms. White:
     This letter responds on behalf of John Hancock Trust (“JHT”) to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on February 12, 2010, with respect to JHT’s registration statement on Form N-14 under the Securities Act of 1933 (the “Act”) which was filed with the Commission via EDGAR on January 15, 2009 (the “Registration Statement”). Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Act.
Comment 1. Please disclose the name of JHT’s administrator (see Schedule 14A, Item 22(a)(3)(i)).
Response: JHT does not have an administrator.
Comment 2. Under “Overview of the Reorganization” (pp. 5-6), please repeat the disclosure under Proposals 4 (p.32) and 5 (p. 39) that the fund combinations may be expected to benefit the Adviser by increasing the amount of advisory fees retained by the Adviser and its affiliates rather than paid to unaffiliated subadvisers.
Response: The requested disclosure will be made.
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
February 17, 2010

Comment 3. The Acquiring Fund under Proposals 4 and 5 is the same. It is unclear why “short sales risk” is a risk of the Acquiring Fund under Proposal 4 (p. 31) but not under Proposal 5 (p. 38).
Response: The risk factors applicable to the Acquiring Fund under Proposals 4 and 5 will be revised to reflect the same risks under both proposals.
     In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and certain other updating changes.
     JHT acknowledges that staff comments or JHT’s changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that JHT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours, Dykema Gossett pllc
/s/ Bruce W. Dunne
Bruce W. Dunne

California | Illinois | Michigan | Texas | Washington D.C.